

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 22, 2017

<u>Via E-mail</u>
Iain MacKenzie
President and Chief Executive Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re: SMART Global Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 22, 2017**
> **File No. 333-217539**

Dear Mr. MacKenzie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2017 letter.

<u>Legal Proceedings, page 99</u>

1.   Please clarify the extent of your business that is derived from the patent claims declared invalid on May 8, 2017.

<u>Voting Rights, page 122</u>

2.   Please reconcile your disclosure here regarding the required quorum with the information in section 8.2 of exhibit 3.1.

Exhibits

3.   We note your response to prior comment 4. Please file exhibit F to exhibits 10.8 and
        10.16.

Exhibit 5.1

4.   From the revision in response to prior comment 6, it is unclear whether the resolutions
        contain material information that is not described in the registration statement. Please tell
        us why counsel has revised the opinion to condition it on information not available to
        investors and to remove the reference to the registration statement.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and
related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with
any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Officer of Electronics and Machinery

cc: Alan F. Denenberg, Esq.
        Davis Polk & Wardwell LLP